FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 000-50859

TOP SHIPS INC.
(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.
ALEXANDROU STREET
151 24, MAROUSSI
ATHENS, GREECE
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On March 19, 2014, Top Ships Inc. (the "Company") entered into four separate share purchase agreements, with entities affiliated with the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis and with unaffiliated third parties, to acquire five vessel-owning companies, each of which is a party to a shipbuilding contract for a product/chemical tanker under construction, scheduled to be delivered from Hyundai Mipo Dockyard Co., Ltd. between the first quarter of 2015 and the third quarter of 2016, in exchange for a total consideration of $43.3 million, paid in the form of $2.5 million in cash and 40,832,500 newly-issued common shares. The Board of Directors of the Company (the “Board”) established a special independent committee (the "Special Committee") to evaluate the share purchase agreements and make a recommendation to the Board. In the course of its deliberations, the Special Committee hired an independent financial advisor which had never previously been engaged by the Company and obtained a fairness opinion from that financial advisor. Pursuant to the share purchase agreements the Company acquired:

•           100% of the share capital of Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited, entities affiliated with Mr. Pistiolis, which are party to shipbuilding contracts with Hyundai Mipo Dockyard Co. for the construction of Hull No. S418, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2015, and Hull No. S407, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2015, respectively, for an aggregate purchase price of $14.7 million. Monte Carlo 37 Shipping Company Limited and Monte Carlo One Shipping Company Limited are each party to a time charter agreement to commence upon the respective vessel’s delivery. Concurrently, the Company terminated the memorandum of agreement it had entered into on December 5, 2013, with Monte Carlo 37 Shipping Company Limited for the acquisition of Hull S418, and applied the full amount of the deposit paid under the memorandum of agreement, in the amount of $7.0 million, to reduce the purchase price under the share purchase agreement.

•           100% of the share capital of Monte Carlo Seven Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S414, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the second quarter of 2016, for a purchase price of $10.9 million. Monte Carlo Seven Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

•           100% of the share capital of Monte Carlo LAX Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S417, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery in the third quarter of 2016, for a purchase price of $10.8 million.  Monte Carlo LAX Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

•           100% of the share capital of Monte Carlo 39 Shipping Company Limited, an entity affiliated with Mr. Pistiolis, which is party to a shipbuilding contract with Hyundai Mipo Dockyard Co. for the construction of Hull S419, a 39,000 dwt newbuilding product/chemical tanker scheduled for delivery in the first quarter of 2016, for a purchase price of $6.8 million. Monte Carlo 39 Shipping Company Limited is party to a time charter agreement to commence upon the vessel’s delivery.

The Company’s President, Chief Executive Officer and Director, Evangelos J. Pistiolis, owned the majority of the shares of each of the vessel-owning companies acquired pursuant to these share purchase agreements.  Pursuant to the share purchase agreements, the Company issued 15,518,100 common shares to Epsilon Holdings Inc and 10,990,000 common shares to Oscar Shipholding Ltd, each an entity wholly owned by Mr. Pistiolis.  Pursuant to the share purchase agreements with respect to Hull Nos. S407, S418, S419 and S417, until September 19, 2014, the Company will have the right to buy back 14,324,400 common shares issued to the unaffiliated parties to the agreements at a price of $1.20 per share.

Also, on February 6, 2014, the Company agreed to terminate the memorandum of agreement it had entered into in December 16, 2013 and entered into a new memorandum of agreement to purchase Hull S406, a 50,000 dwt newbuilding product/chemical tanker scheduled for delivery from Hyundai Mipo Dockyard Co. in the second quarter of 2014, with a time charter attached, from Million Hope Maritime S.A., an entity affiliated with Mr. Pistiolis. The purchase price of the newbuilding is $38.3 million, payable as follows: $7.4 million was paid in December 2013 under the MOA dated December 16, 2013; $3.5 million was paid on February 14, 2014 and $27.4 million is payable on delivery of the vessel in cash or, at the Company’s option, in shares at a price per share to be mutually agreed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC. (registrant)

Dated: March 21, 2014	By:	/s/ Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer